BB 3/24

12012694

UNITED ST[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Lasota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 3/31/13

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity and Comprehensive Loss.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital Under Rule 15c3-1.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC

Consolidated Statement of Financial Condition
December 31, 2011

Cowen and Company, LLC
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member and Board of Directors of
Cowen and Company, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cowen and Company, LLC and its subsidiaries (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2012

Cowen and Company, LLC
Consolidated Statement of Financial Condition
December 31, 2011

(in thousands)

Assets		
Cash and cash equivalents	$	43,041
Restricted cash pursuant to escrow agreement		501
Securities owned, at fair value		142,240
Receivable from brokers, dealers and clearing brokers		17,441
Corporate finance and syndicate receivables		7,025
Due from related parties		3,119
Other assets		7,485
Total assets	$	220,852
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	20,022
Securities sold, not yet purchased, at fair value		69,122
Payable to brokers, dealers and clearing brokers		18,980
Due to related parties		45,959
Accounts payable, accrued expenses and other liabilities		6,879
Total liabilities		160,962
Commitment and contingencies (Note 12)		
Member's equity		59,890
Total liabilities and Member's equity	$	220,852

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Basis of Presentation

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly owned subsidiary of Cowen Holdings, Inc. ("CHI") which is a wholly owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, alternative energy, consumer, aerospace & defense, financial technology, REITs and media & communications. The Company consolidates the financial results of Ramius Japan Ltd ("Ramius Japan") and Ramius Optimum Investments LLC ("ROIL"). Ramius Japan's primary business is to provide marketing and administrative services to its affiliates. ROIL's primary business is to invest in securities and assets of any kind.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation
The consolidated financial statement includes the accounts of the Company and its wholly owned subsidiaries Ramius Japan and ROIL. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated in one financial institution.

Securities Transactions
Proprietary securities transactions are recorded on a trade date basis.

Valuation of Financial Instruments
Securities owned and securities sold, not yet purchased and derivative financial instruments including options and warrant positions are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the consolidated statement of operations. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables and agreements to repurchase. For certain instruments with a short-term duration, carrying cost is deemed to approximate fair value.

The Company determines fair value in accordance with the Financial Accounting Standard Board ("FASB") that defines and establishes a framework for measuring fair value. The standards establish a fair value hierarchy that distinguishes between valuations obtained from sources independent of the Company and those from the Company's own unobservable inputs that are not corroborated by observable market data.

For many of the Company's financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, primarily for warrants, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. See Note 7, "Fair Value Measurements" for further discussion. Certain of the Company's investments are relatively illiquid or thinly traded and may not be immediately liquidated on demand if needed. Fair values assigned to these investments may differ significantly from the fair values that would have been used had a ready market for the investments existed and such differences could be material.

Corporate Finance and Syndicate Receivables
Corporate finance and syndicate receivables, include receivables relating to the Company's investment banking and advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. The Company did not record any allowance for doubtful accounts as of December 31, 2011.

Foreign Currency
The functional currency of the Company's foreign subsidiary is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Income Taxes
The Company is a single member limited liability company that has elected to be disregarded for income tax purposes. The Company joins in the consolidated tax return of CGI for U.S. federal, state and local income tax purposes. For financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from CHI, as if it operated on a stand-alone basis. Federal, state and local income taxes as well as benefits for federal, state, and local net operating losses are allocated based on an informal tax sharing policy between the Company and other members of CGI's consolidated group, which includes CHI. Under this policy, members of CGI's consolidated group that contribute net operating losses are allocated a portion or all of the taxable income generated by the remaining members of the consolidated group. The loss members are compensated in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members only when such utilization either (i) generates a tax receivable from federal, state, or local taxing authorities for CGI's consolidated group during a taxable year or (ii) the tax liability of the CGI consolidated group towards federal, state, or local taxing authorities for a taxable year is reduced. The Company records such compensation as either contribution from or distribution to its Parent consistent with GAAP that applies to limited liability companies that are not part of a formal tax sharing agreement. For the year ended December 31, 2011, the CGI consolidated group generated net operating losses so the Company was not compensated for its losses that were used to offset taxable income from other consolidated group members.

Ramius Japan is subject to taxation in Japan and any related foreign current and deferred taxes are reflected in the Company's tax balances.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted ASC 740 effective January 1, 2007. The Company is subject to income tax examinations by major taxing authorities for all tax years since 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Please refer to Note 11, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CGI's equity and incentive compensation plans. The Company records its allocated share of share-based compensation cost from CGI as an expense with a corresponding credit to Member's equity. See Note 5, "401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation" for a description of these awards.

Accounting Developments
In December 2011, the Financial Accounting Standard Board ("FASB") issued amended guidance which will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In May 2011, the FASB issued guidance that changes the wording used to describe many of the requirements of GAAP for measuring the fair value and for disclosing information about fair value measurements. The guidance is effective prospectively for interim and annual periods beginning after December 15, 2011. Certain of the amendments could change how the fair value measurement guidance is applied including provisions related to highest and best use and valuation premise for nonfinancial assets, application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk, premiums or discounts in fair value measurement, fair value of an instrument classified in a reporting entity's shareholders' equity, and additional disclosure requirements about fair value measurements. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

In April 2011, the FASB issued guidance to improve the accounting for repurchase agreements and other agreements by modifying the criteria for determining when the transactions would be accounted for as financings (secured borrowings/lending agreements) as opposed to sales (purchases) with commitments to repurchase (resell). Specifically, the guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in default by the transferee. In accordance with the new guidance, the contractual rights and obligations determine effective control and there does not need to be a requirement to assess the ability to exercise those rights. The guidance is effective prospectively for new transfers and existing transactions that are modified in the first interim or annual period beginning on or after December 15, 2011. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

3. Transactions With Related Parties

Related party balances at December 31, 2011 are included in the accompanying consolidated financial statement under the following captions:

(in thousands)

Assets		
Due from related parties	$	3,119
Liabilities		
Due to related parties	$	45,959

The Company entered into a service level agreement with an affiliate Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties in the consolidated statement of financial condition.

Ramius Japan has a subordinated loan with Ramius LLC, an affiliate. The table below details the commencement date, principal amount and maturity date of the loan as of December 31, 2011.

(in thousands)	Principal Amount	Maturity Date
Loan commencement date		
March 31, 2011	$ 717	April 1, 2013
	$ 717	

The loan bears interest at a rate of 4% per annum, which is accrued monthly.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. As part of its assessment of the other-than-temporary impairment of these assets, the Company considers and evaluates various financial and economic factors including recent sales of similar memberships. No other-than-temporary impairment in value of the Company's exchange memberships occurred in 2011. The Company carries the exchange memberships at cost which is included in other assets in the consolidated statement of financial condition in the amount of $0.3 million. The fair value of the exchange memberships was approximately $0.4 million on December 31, 2011 and was valued based on recent sales of similar memberships.

5. 401(k) Savings Plan, Forgivable Loans, and Share-Based Compensation

401(k) Savings Plan

The Company participates in a 401(k) defined contribution retirement savings plan sponsored by CGI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides discretionary contributions for certain employees that are equal to a specified percentage of the eligible participant's compensation.

Forgivable Loans

A portion of compensation paid to certain employees is made in the form of forgivable loans. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The forgivable loans are recorded as an asset to the Company on the date of grant and payment.

As of December 31, 2011, the unamortized balance of forgivable loans was $3.2 million and is included in other assets in the consolidated statement of financial condition.

Share-Based Compensation

The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 17,725,000 shares of common stock.

CGI measures compensation cost for these awards according to the fair value method prescribed by GAAP.

Stock Options

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

Expected Term

Expected term represents the period of time that options granted are expected to be outstanding. CGI elected to use the "simplified" calculation method, as applicable to companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

Expected Volatility

Based on the lack of sufficient historical data for CGI's shares, CGI based its expected volatility on a representative peer group.

Risk-Free Rate

The risk-free rate for periods within the expected term of the option is based on the interest rate of a traded zero-coupon U.S. Treasury bond with a term equal to the options' expected term on the date of grant.

Dividend Yield

CGI has not paid and does not expect to pay dividends in the future. Accordingly, the assumed dividend yield is zero.

The following table summarizes the Company's stock option activity under plan for the twelve months ended December 31, 2011:

	Shares Subject to Option	Average Exercise Price/ Share[1]	Average Remaining Term	Aggregate Intrinsic Value[2]
Balances outstanding at beginning of year	459,187	$ 16.00	3.53	$ -
Options transferred				
Options granted				
Options exercised				
Options forfeited				
Options expired	(7,728)	16.00		
Balances outstanding at end of year	451,459	$ 16.00	1.89	$ -
Options exercisable at end of period	451,459	$ 16.00	1.89	$ -

(1) No options were exercised through December 31, 2011.

(2) Based on CGI's closing stock price of $2.59 on December 31, 2011.

As of December 31, 2011, the unrecognized compensation expense for the Company's grant of stock options was insignificant. During the year ended December 31, 2011, no stock options vested.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2011:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	4,049,265	$ 5.05
Granted	3,975,966	4.28
Vested	(2,763,173)	3.31
Cancelled	(7,735)	4.31
Forfeited	(280,537)	5.31
Balances at end of year	4,973,786	$ 5.40

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

As of December 31, 2011, the Company had $14.8 million of unrecognized compensation cost related to grants of nonvested restricted shares.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2011:

(in thousands)	Owned	Sold, Not Yet Purchased
Fixed income securities	$ 46,715	$ 53
Equity securities	75,203	52,170
Mutual funds	790	-
Warrants	1,374	-
Options	18,158	16,891
Municipal bonds	-	8
Total inventory	$ 142,240	$ 69,122

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

7. Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 Valuation inputs are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Equity Securities
Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable and significant to the fair value measurement, such as third party transactions in that security, and are classified within Level 3.

Fixed Income Securities
Fixed income securities are valued based on quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs. These positions are not traded in active markets and are classified as Level 2.

Options
Listed options are valued based on quoted market prices. All options trade in active markets and are classified within Level 1.

Mutual Funds
Mutual funds are valued based on quoted net asset values. All mutual funds trade in active markets and are classified within Level 1.

Warrants
Warrants in public companies are valued using a Black-Scholes valuation model, based on both observable and unobservable inputs directly related to the warrants. Key inputs such as volatility vary by warrant and take into consideration factors such as restrictions and liquidity. Overall, given that the inputs used to derive value are subject to the portfolio manager's view of prevailing market conditions, nonlisted warrants are classified as Level 3.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. In some instances, the Company retains an independent pricing vendor to assist in valuing certain instruments.

Certain of the Company's investments are relatively illiquid or thinly traded and may not be immediately liquidated on demand if needed. Fair values assigned to these investments may differ significantly from the fair values that would have been used had a ready market for the investments existed and such differences could be material.

The following table summarizes the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2011:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Fixed income securities	$ -	$ 46,715	$ -	$ 46,715
Equity securities	74,866	3	334	75,203
Mutual funds	790	-	-	790
Warrants	1,224	-	150	1,374
Options	18,158	-	-	18,158
	$ 95,038	$ 46,718	$ 484	$ 142,240
Liabilities				
Fixed income securities	$ -	$ 53	$ -	$ 53
Municipal bonds	8	-	-	8
Equity securities	52,170	-	-	52,170
Options	16,891	-	-	16,891
	$ 69,069	$ 53	$ -	$ 69,122

Level 3 Rollforward

(in thousands)	Warrants	Equities	Total
Assets			
Beginning balance	$ 1,022	$ 334	$ 1,356
Transfers in	-	-	-
Transfers out	-	-	-
Realized loss	(7)	-	(7)
Unrealized loss	(885)	-	(885)
Purchases	20	-	20
	$ 150	$ 334	$ 484

There were no transfers out of Level 3 and no transfers between Level 1 and 2 for the year ended December 31, 2011.

8. Securities Sold Under Agreements to Repurchase

Transactions involving the sale of securities under agreements to repurchase are carried at their contract value which approximates market value and are accounted for as collateralized financings. In connection with these financings, as of December 31, 2011, the Company had pledged collateral in the amount of $24.8 million, which is included in securities owned, at fair value in the consolidated statement of financial condition.

Collateral is valued periodically and the Company and its counterparties may adjust the collateral or require additional collateral to be deposited when appropriate. Collateral held by counterparties may be sold or rehypothecated by such counterparties, subject to certain limitations sometimes imposed by the Company. Collateralized repurchase agreements may result in credit exposure in the event the counterparties to the transactions are unable to fill their contractual obligations. The Company minimizes the credit risk associated with this activity by monitoring credit exposure and collateral values, and by requiring additional collateral to be promptly deposited with or returned to the Company when deemed necessary. The Company's securities sold under agreements to repurchase were transacted pursuant to an agreement with one counterparty at December 31, 2011.

9. Receivable From and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2011, consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 11,423	$ 16,902
Fees and commissions	6,018	2,078
	$ 17,441	$ 18,980

10. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2011, the Company had net capital of approximately $64.9 million, which was approximately $63.9 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

11. Income Taxes

The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI.

As of December 31, 2011, the Company had income taxes receivable of approximately $0.3 million which is included in other assets in the consolidated statement of financial condition.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2011 are as follows:

(in thousands)

Deferred Tax Assets, net	
Compensation and employee benefits	$ 24,036
Goodwill	11,760
Net operating loss	32,011
Unrealized losses on investments	1,867
Other	2,585
Legal reserves	392
Total deferred tax assets	72,651
Valuation allowance	(72,651)
Deferred tax assets, net of valuation allowance	-
Deferred Tax Liabilities	
Other	(68)
Total deferred tax liabilities	(68)
Deferred tax assets, net of deferred tax liabilities	$ (68)

Deferred tax assets, net of valuation allowance, are reported in other assets in the consolidated statement of financial condition.

The net change in valuation allowance for the year ended December 31, 2011 was approximately $27.5 million. The Company recorded a full valuation allowance against its deferred tax assets of $72.7 million as management believes it is more likely than not that the deferred tax assets will not be realized. Separately, the Company has deferred tax liabilities of $0.1 million at December 31, 2011.

Cowen's ultimate parent company CGI is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York. CGI and its former parent SG Americas, Inc. ("SGAI") are currently under examination by New York city for the period 2004 through 2006. CGI and SGAI settled the audit with New York state for the period 2004 through 2006 with no changes to the tax returns as filed.

At December 31, 2011, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $81.6 million, which will expire between 2029 and 2031.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes as of January 1, 2007. This guidance clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any unrecognized tax benefits recorded for the year ended December 31, 2011.

12. Commitments, Contingencies and Guarantees

Litigation

In the ordinary course of business, the Company and its affiliates and subsidiaries and current and former officers, directors a employees (for purposes of this section, sometimes collectively referred to as the Company, and Related Parties) are named as defendants or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests 'ability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no accrual for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

The Company has evaluated all litigation claims and based on the information currently available, the Company has not established any s for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Indemnification
In connection with CHI's previous initial public offering ("IPO") and separation from Société Générale ("SG") in 2006, CHI entered into an indemnification agreement with SG under which (1) SG will indemnify, and will defend and hold harmless CHI and each of the CHI's subsidiaries from and against certain liabilities assumed or retained by SG; and (2) SG will indemnify CHI for known, pending and threatened litigation (including the costs of such litigation) and certain known regulatory matters, in each case, that existed prior to the date of the CHI IPO to the extent the cost of such litigation results in payments in excess of the amount placed in escrow to fund such matters (the "Indemnification Agreement"). To the extent that we are indemnified by SG, indemnified legal expenses and liabilities will be paid out of escrow pursuant to an escrow agreement with SG. In relation to a legacy Cowen employee matter initiated in February 2007, the Company recognized a reserve for the amount of $0.5 million in relation to the Indemnification Agreement which is recorded in accounts payable, accrued expenses and other liabilities and restricted cash in the consolidated statement of financial condition.

Long-Term Commitments
The Company has outsourced certain information technology and clearing services to Fidessa Group PLC, Bloomberg LP, Thomson Financial, Sungard and National Financial Services LL. As of December 31, 2011, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2012	$ 5,826
2013	3,943
2014	3,085
	$ 12,854

The Company applies GAAP that provides accounting and disclosure requirements for guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying consolidated statement of financial condition for these arrangements.

13. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company does not have material off-balance sheet arrangements as of December 31, 2011. However, through indemnification provisions in the Company's clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the accompanying consolidated statements of financial condition for these arrangements.

Securities sold, not yet purchased, at fair value are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2011.

The Company uses options for proprietary trading activities and to economically hedge proprietary trading positions. Options are stated at fair value which is based on current market prices. The options are included in securities owned and securities sold, not yet purchased, at fair value in the consolidated statement of financial condition with a fair value of $18.2 million and $16.9 million, respectively, as of December 31, 2011. The Company also holds warrant positions. Warrants are initially received in connection with certain private placement transactions. Initially, the value of warrants is included in investment banking revenues in the consolidated statement of operations. The warrants are included in securities owned, at fair value in the consolidated statement of financial condition, with a fair value of $1.4 million, as of December 31, 2011.

All of the Company's financial assets and liabilities, including financial instruments with off-balance-sheet risk, are reported at or approximate fair value. Fair values are based on quoted market prices, quoted prices for similar financial instruments or various pricing models.

14. Subsequent Events

The Company has evaluated events that have occurred since December 31, 2011 and through February 29, 2012, being the date that the financial statement is being issued.